December 9, 2013
Mr. Daniel L. Gordon
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:     Rainmaker Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 0-28009
Dear Mr. Gordon:
We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2013, with respect to the Rainmaker Systems, Inc. (the “Company” or “we”, “us” or “our”) Form 10-K for the fiscal year ended December 31, 2012, filed on April 1, 2013 (the “2012 Form 10-K”).
For your convenience, we have reproduced each of the Staff’s comments (in italics) followed by our response:
Form 10-Q for the Period Ended September 30, 2013
Goodwill and Other Intangible Assets, page 8

1.
We note that due to continued losses you performed an impairment evaluation of your goodwill as of September 30, 2013 and no impairment was noted. Please provide us with the significant assumptions used in your impairment analysis. We note from your disclosure on page 24 that net revenues decreased due to elimination of non-strategic client programs and loss of clients through acquisition or contract termination, the reduction of GrowCommerce platform volume, and lower ViewCentral Learning Management System revenue.

Response
Under ASC 350-20-35, an entity must evaluate on a periodic basis any potential impairment of goodwill based a two-step goodwill impairment test. As noted in Rainmaker’s Form 10-K for the year ended December 31, 2012, Rainmaker has one reporting unit. Rainmaker reported a stockholders’ deficit of $4.0 million as of September 30, 2013 and as such had a negative carrying value for its single reporting unit. In accordance with Accounting Standard Update 2010-28, due to certain qualitative factors the Company proceeded to perform Step 2 analysis and engaged a valuation specialist to assist management in performing the analysis to comply with ASC 350-20-35-8A. The valuation analysis determined that the implied value of goodwill exceeded the carrying value of goodwill of $5.3 million by a significant margin of over 100% and no charge for impairment of goodwill was recorded for the quarter ended September 30, 2013.
The following valuation methods were employed in determining the implied value of goodwill: :

•
The Discounted Cash Flow method of the Income Approach and the Guideline Public Company method of the Market Approach were utilized to derive the fair value of the Company. The Market Approach considered the market cap of the Company based on the share price as of the date of test.

•	The Multi-period Excess Earnings Method of the Income Approach was utilized to derive the fair value of the Customer Relationships;

•	The Relief from Royalty Method of the Income Approach was utilized to derive the fair value of the Existing Technology and Trade Name; and

•	The Cost Approach was utilized to derive the fair value of the Assembled & Trained Workforce.
The significant assumptions used in the impairment analysis are as follows:

•	Weighted average cost of capital of 24%

•	Technology attrition rate of 15%

•	Terminal growth rate of 5%

The Company hereby acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
The Company hopes that the above response has adequately addressed the Staff’s comments. If the Staff has any questions regarding the Company’s response, please contact the undersigned at (408) 340-2510.
Very truly yours,

/s/ Bradford Peppard
Bradford Peppard
Chief Financial Officer